UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

528877 103(1)

(CUSIP Number)

Xi Xiao

c/o K2 Partners II Limited

Room C, 20/F, Lucky Plaza, 315-321

Lockhart Road

Wan Chai

Hong Kong

Telephone: +852 3902-3783

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A Ordinary Shares.

1	Name of Reporting Persons Xi Xiao
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 43,135,242 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 43,135,242 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,135,242 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons KPartners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 43,135,242 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 43,135,242 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,135,242 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 32,468,906 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 32,468,906 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,468,906 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 32,468,906 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 32,468,906 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,468,906 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 32,468,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 32,468,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 32,468,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 32,468,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person (See Instructions) IV

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 4, 2018 (the “Original Filing”) by each of Xi Xiao, KPartners Limited, K2 Partners II GP, LLC, K2 Partners II GP, L.P., K2 Partners II L.P. and K2 Partners II Limited (collectively, the “Reporting Persons” and each, a “Reporting Persons”), with respect to the Class A Ordinary Shares, par value $0.0001 per share (the “Shares”), of LexinFintech Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Original Filing is hereby amended and supplemented as follows:

Up to the date of this filing, K2 Partners II Limited disposed of, through distribution, an aggregate of 3,600,000 Shares.

K2 Evergreen Partners Limited, a Hong Kong company indirectly controlled by KPartners Limited, has transferred a certain number of Shares to K2 Evergreen Partners L.P., which in turn has disposed of, on the open market, an aggregate of 535,572 Shares up to the date of this filing. K2 Evergreen Partners L.P. is a Cayman Islands limited partnership indirectly controlled by KPartners Limited.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Filing is hereby amended and restated as follows:

(a), (b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote Shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote Shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of Shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of Shares, see Row 8 of the cover page of each Reporting Person. The percentage of Shares identified is based on 354,239,239 ordinary shares outstanding as of March 31, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

Xi Xiao

/s/ Xi Xiao

KPartners Limited

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

K2 Partners II GP, LLC

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director

K2 Partners II GP, L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: Director, for and on behalf of
K2 Partners II GP, LLC, General Partner

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

K2 Partners II L.P.

By:	/s/ Xi Xiao
Name: Xi Xiao
Title: For and on behalf of K2 Partners II GP, L.P., General Partner,
Director of, and for and on behalf of, K2 partners II GP, LLC, Sole General Partner of, and for and on behalf of, K2 Partners II GP, L.P.

K2 Partners II Limited

By:	/s/ Werkun Krzysztof
Name: Werkun Krzysztof
Title: Director

[Signature Page to Schedule 13D/A]